July 17, 2007
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Amendment No. 8 to Registration Statement on Form S-l, filed July 17, 2007 File No. 333-135133
Dear Mr. Riedler:
     On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to the comments in your letter dated July 9, 2007 to Ryuji Ueno, the Chief Executive Officer of Sucampo, regarding the filing of Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”). Sucampo is filing Amendment No. 8 to the Registration Statement (“Amendment No. 8”) today.
Business, page 70
Products and Product Candidates, page 76
1.	We note your response to our prior comment 4 and reissue that comment in part. Since you have now received the final results of these traials, please revise your disclosure to provide a complete description of the results. For example, please disclose the “higher rates” experienced by participants who receied AMITIZA compared to the placebo. Please also quantify how the secondary endpoints improved and disclose the relevant p-values.

U.S. Securities and Exchange Commission
July 17, 2007

RESPONSE:
In response to this comment, the Company has included additional detail about the trial results on page 82 of the prospectus.
* * * * *
     As noted above, the Company’s responses to the staff’s comments are reflected in Pre-Effective Amendment No. 8 to the Registration Statement, which is being filed concurrently herewith.
     As requested by the staff, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have any questions or comments on the application, please contact me at (202) 663-6224.

Respectfully,
/s/ Brent B. Siler
Brent B. Siler

cc:	Ms. Sonia Barros Ms. Christine Allen Mr. Kevin Woody Securities and Exchange Commission Ryuji Ueno, M.D., Ph.D., Ph.D. Mr. Ronald W. Kaiser Jeffrey D. Karpf, Esq.